Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)

CONVERTIBLE REDEEMABLE PREFERENCE SHARES
(Common Code 022540882, ISIN XS0225408821)

Adjustments to Conversion Price due to Rights Offering and Consolidation

Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Article 4A of the Articles of Association of Chartered (“Articles”) and Chartered’s announcement dated March 10, 2009 in relation to the adjustments to the conversion price of its Preference Shares due to its renounceable underwritten rights offering and proposed share consolidation exercise.

Adjustment to Conversion Price due to Rights Offering

Further to Chartered’s announcement on March 10, 2009, subject to completion of the Rights Offering, the definitive adjusted Conversion Price is US$0.4120 per Ordinary Share. As permitted under Article 4A.17(3), the adjustment to the Conversion Price will take effect retroactively from March 18, 2009, being the record date set by the Company for the Rights Offering.

Adjustment to Conversion Price due to Consolidation

In the event that shareholders’ approval is obtained for the Consolidation during the extraordinary general meeting to be convened on April 30, 2009, the Conversion Price will be further adjusted on account of the Consolidation pursuant to Article 4A.17(2) of the Articles. Holders of the Preference Shares will be notified of the adjustment to the Conversion Price on account of the Consolidation after the extraordinary general meeting referred to above.

Issued by
Chartered Semiconductor Manufacturing Ltd.

April 6, 2009, Singapore